新世界發展有限公司
New World Development Company Limited

02 JUL -3 AM 10:52

02042379

Securities & Exchange Co
Office of International Cor
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

June 25, 2002

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated May 24, 2002 in connection with the Interim Dividend for the year ending 30th June 2002 of the Company in duplicate for your files.

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

dlw 7/5

Encls.
MP/jc

c.c. Ms Ellen Lin - The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

INTERIM DIVIDEND FOR THE YEAR ENDING 30TH JUNE, 2002

On 22nd March, 2002, the Directors of New World Development Company Limited announced an interim dividend for the year ending 30th June, 2002 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders on the register of members of the Company on 15th April, 2002. This announcement is to advise the shareholders of the Company how the scrip entitlements to the said interim dividend are being arrived at.

A circular setting out the details of the said interim dividend was sent to shareholders of New World Development Company Limited (the "Company") on 23rd April, 2002. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 24th May, 2002. It is now determined that the said average closing price is HK$6.77. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said interim dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.10}}{\text{HK\$6.77} \times \frac{97}{100}}$$

The number of new Shares to be issued to each shareholder of the Company will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the interim dividend for the year ending 30th June, 2002 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 3rd June, 2002.

By Order of the Board
Leung Chi Kin
Secretary

Hong Kong, 24th May, 2002

L Notices

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

INTERIM DIVIDEND FOR THE YEAR ENDING 30TH JUNE, 2002

On 22nd March, 2002, the Directors of New World Development Company Limited announced an interim dividend for the year ending 30th June, 2002 in scrip form equivalent to HK$0.10 per share with a cash option to shareholders on the register of members of the Company on 15th April, 2002. This announcement is to advise the shareholders of the Company how the scrip entitlements to the said interim dividend are being arrived at.

A circular setting out the details of the said interim dividend was sent to shareholders of New World Development Company Limited (the "Company") on 23rd April, 2002. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 24th May, 2002. It is now determined that the said average closing price is HK$6.77. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said interim dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.10}}{\text{HK\$6.77} \times \frac{97}{100}}$$

The number of new Shares to be issued to each shareholder of the Company will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new Shares will not rank for the interim dividend for the year ending 30th June, 2002 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 3rd June, 2002.

By Order of the Board
Leung Chi Kin
Secretary

Hong Kong, 24th May, 2002